

February 14, 2023

Kobi Kagan
Chief Financial Officer
ELBIT SYSTEMS LTD
Advanced Technology Center
PO Box 539
Haifa 3100401, Israel

> **Re: ELBIT SYSTEMS LTD**
> **Form 20-F for the Year Ended December 31, 2021**
> **Response Letter dated January 19, 2023**
> **File No. 000-28998**

Dear Kobi Kagan:

We have reviewed your January 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Note 23. Major Customers and Geographic Information, page F-73

1. We note from your response to our prior comments that you have joint BU projects which require cooperation and sharing of resources among business units (BUs). Please tell us how you manage joint BU projects, including how you determine the following:
    * The BU that will bid on a specific project;
    * The BU that will act as the lead on a project;
    * The additional BUs which will work on a specific project; and
    * Who is accountable for the project, including whether it is a GM for a particular BU, a project manager, or other.
    Also, please tell us the percentage of projects that are run as joint BU projects versus those

performed within a single BU. Finally, tell us if any inter-BU sales information is provided to the CODM and, if so, tell us how this information is provided and how he uses that information.

2. We note from your response at the bottom of page 2 of your January 19, 2023 letter, that Managerial Financial Information is neither suitable for resource allocation nor useful in analyzing long-term trends. Please provide further detail as to why you believe this information is not being used to allocate resources or assess performance as required in ASC 280-10-50-1(b). As part of your response, please address the following:

- Please describe the preparation of Managerial Financial Information in greater detail, including the duplication of elements and managerial credits/debits affecting revenues and operating income. Also, tell us if this information is prepared on the same basis as your BU operating budgets, which represent the aggregation of operating budgets of entities under the BU's direct management with the addition of "certain financial information", as outlined in the first paragraph on page 6 of your January 19, 2023 letter;
- Please provide us an example of the Managerial Financial Information;
- Describe the type of financial information related to projects or resources that is included in the financial information for more than one BU;
- In your December 12, 2022 letter, you state that BU operating results are not used "for resource allocation since it frequently contains duplication of elements performed by other BUs." Please explain the nature of the elements which are duplicated and tell us why this limits the usefulness of this information ;
- Please clearly explain to us the meaning of the statement on page 2 of your January 19, 2023 letter that the CODM utilizes the Managerial Financial Information for "high-level tracking of BU ongoing performance to ensure that managerial budget objectives are met";
- Tell us why the CODM reviews the BU information to assign "strategic Group-level guidance and business and operational emphasis… for the performance of the Group as a whole." As part of this, tell us why he uses this information instead of consolidated information;
- Please tell us how often the CODM makes changes to the structure of the BUs and how significant these changes are;
- You respond in paragraph 2 on page 4 of your January 19, 2023 letter that the GM is responsible for meeting Managerial Financial Information objectives. Please explain to us the nature of these objectives and tell us why they are the responsibility of the GM; and
- Tell us the nature of the costs included in Managerial Financial Information that the GM of each BU is responsible for and the costs the GM is not responsible for. Also, provide us an estimate of the % of costs incurred by the BU that the GM is responsible for managing.

3.   Please provide us more information regarding the parallel budgeting process whereby each BU aggregates the operating budgets of the entities under its direct management, including the nature of "certain financial information" additions and why these are important. Tell us why there is an additional process to develop managerial budgets which is performed in addition to the consolidated budgeting process. Please explain to us how this process is similar to or different from the consolidated budgeting process and why it is useful to running your business. Finally, please explain how the actual amounts are reviewed against the budgets and identify for us the individual/level that performs this review and the nature of the decisions that are made based on the Company versus BU performance compared to the budget.

4.   We note from your response on page 14 of your December 12, 2022 letter, that "resource allocation is commonly determined on a joint project or on a Group-wide basis rather than solely on a BU basis." Please clearly explain to us the meaning of this statement and describe in detail the nature of the resources that are allocated and how this allocation is performed.

5.   We note your response on page 4 of your January 19, 2023 letter that the compensation provided to GMs generally consists of three main elements, and is to a large extent dependent on Company-wide aspects. However, we also note that GM cash bonuses may be based on metrics based on Managerial Financial information. Please tell us if any of the GMs' compensation is based on BU financial performance, and if so, tell us the nature of the financial information used to assess that performance and explain why their performance is based on that financial information.

   You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Manufacturing